UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 22, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

AC Immune SA

File No. 333-211714 - CF#32989

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AC Immune SA submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on May 31, 2016, as amended.

Based on representations by AC Immune SA that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through September 25, 2025
Exhibit 10.2	through September 25, 2025
Exhibit 10.3	through September 25, 2025
Exhibit 10.4	through September 25, 2025
Exhibit 10.5	through September 25, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary